Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Catalyst Paper Announces Closing of Private Placement of Class B 11%
     Senior Secured Notes Due December 15, 2016

     RICHMOND, BC, May 19 /CNW/ - Catalyst Paper Corporation (TSX:CTL) today announced the closing of the private placement of US$110 million in aggregate principal amount of Class B 11% senior secured notes due December 15, 2016 at an offering price of 86.000% of the principal amount.
     The net proceeds of the offering of the Class B senior secured notes will be used for general corporate purposes.
     The Class B senior secured notes and the related guarantees have not been, and will not be, registered under the Securities Act, or any state securities laws, and may not be offered or sold in the United Sates absent registration or an applicable exemption from the registration requirements.
The Class B senior secured notes are being offered and sold pursuant to an exemption from the prospectus requirements under applicable Canadian securities law.

     Catalyst Paper Corporation manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the
Pacific Rim and Europe. With six facilities located in British Columbia and
Arizona, Catalyst has a combined annual production capacity of 2.5 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL.
Catalyst is listed on the Jantzi Social Index(R) and is ranked by Corporate
Knights magazine as one of the 50 Best Corporate Citizens in Canada.

     THIS RELEASE DOES NOT CONSTITUTE AN OFFER, OR THE SOLICITATION OF AN
OFFER, TO BUY OR SELL ANY SECURITY, NOR SHALL THERE BE ANY SALE OF THE CLASS B
SENIOR SECURED NOTES IN ANY STATE OR JURISDICTION WHERE SUCH OFFER,
SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION
UNDER THE SECURITIES LAWS OF ANY SUCH STATE OR JURISDICTION.

     %CIK: 0001144906

     /For further information: Investors: Brian Baarda, Vice-President, (604)
247-4710; Peter Staiger, Vice-President and Treasurer, (604) 247-4372; Media:
Lyn Brown, Finance & CFO, Vice-President, Corporate Relations, (604) 247-4713/
     (CTL.)

CO:  Catalyst Paper Corporation

CNW 12:24e 19-MAY-10